EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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     HAS RECEIVED OVER US $1 MILLION IN GOVERNMENT RESEARCH FUNDING FOR SARS
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                                     VACCINE
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BEIJING, 1 June, 2004 - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF) is
pleased to announce that to date, Sinovac has received more than US $1 million in research funding from the Chinese state government for its inactivated SARS vaccine development program. It is expected that funding of Sinovac's SARS vaccine development program will continue to be partially supported by the Chinese government. Management of Sinovac believes that because of its low-cost advantage in China, this amount would fund significantly more R & D in China than the same research budget in the United States.

Sinovac is the only company in China, and indeed the world, to have been approved to conduct human clinical trials of a SARS vaccine.

The Chinese State Drug Administration, the SFDA, has stated that it is fast-tracking the drug approval process for Sinovac's potential SARS vaccine. Based on the regular drug approval process in China, it would take between 3 to 5 years for a SARS vaccine to receive final commercial approval. However, with fast-tracking the process, it could take as little as 1 to 2 years. Furthermore, it is still possible for the SARS vaccine to be urgently approved for use in the event of further SARS outbreaks. An urgently expedited Chinese inoculation program would first target the following groups: 1) the more than 5.2 million medical workers all over China; and 2) the population in a particular outbreak area, such as Beijing (about 13.8 million people), Guangdong Province (about
86.4 million people), or Hong Kong (about 6.71 million people).

The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

The recent confirmation of six new SARS cases in China underscores the need to develop an effective vaccine in quantity. China's health ministry traced all infections back to a research laboratory at the Institute of Virology in Beijing, where the Chinese Centre for Disease Control was conducting SARS research. In the wake of the discovery, world health authorities sent teams of experts to China to investigate the outbreak. These authorities concluded that the epidemic did not pose a public health danger. The reaction to this recent outbreak serves to remind us that the impact of a new SARS threat is global in scope. A new, widespread SARS outbreak would likely have a devastating impact on the economies of many nations, when many economies are just now building strength. The importance and need to develop an effective SARS vaccine is a paramount concern for world health authorities.

During the current first phase of human clinical testing, Sinovac will provide continuous updates on the status of the trial and the health condition of the volunteers.


ABOUT SARS
----------

SARS, a viral respiratory illness caused by a coronavirus, was first reported in Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.


ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS".

Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its



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vaccine for  Hepatitis A. Sinovac is the first and currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.


For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.

Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.